UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Confederate Motors, Inc.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

20716D 104

(CUSIP Number)

H. MATTHEW CHAMBERS

3029 2nd Avenue South

Birmingham, AL 35233

(205) 324-9888

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 12, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	name of reporting person H. Matthew Chambers i.r.s. identification no. of above person (entities only)
2	check the appropriate box if a member of a group* (A) ☒ (B) ☐
3	sec use only
4	source of funds* PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization U.S.A.

number of shares beneficially owned by each reporting person with	7	sole voting power 3,770,000 SHARES
	8	shared voting power 8,867,632 SHARES
	9	sole dispositive power 3,770,000 SHARES
	10	shared dispositive power 2,633,220 SHARES

11	aggregate amount beneficially owned by each reporting person 12,637,632 SHARES
12	check box if the aggregate amount in row (11) excludes certain shares ☐*
13	percent of class represented by amount in row (11) 43.98%
14	type of reporting person* IN

1	name of reporting person RSC Affiliated Businesses, LLC i.r.s. identification no. of above person (entities only) 26-4151179
2	check the appropriate box if a member of a group* (A) ☒ (B) ☐
3	sec use only
4	source of funds* WC
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Louisiana

number of shares beneficially owned by each reporting person with	7	sole voting power 0 SHARES
	8	shared voting power 2,633,220 SHARES
	9	sole dispositive power 0 SHARES
	10	shared dispositive power 2,633,220 SHARES

11	aggregate amount beneficially owned by each reporting person 2,633,220 SHARES
12	check box if the aggregate amount in row (11) excludes certain shares ☐*
13	percent of class represented by amount in row (11) 9.17%
14	type of reporting person* OO

ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of Common Stock, $0.001 par value per share (the “Common Stock”), of Confederate Motors, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3029 2nd Avenue South, Birmingham, Alabama 35233.

ITEM 2. IDENTITY AND BACKGROUND.

This Schedule 13D Statement is filed jointly by H. Matthew Chambers, an individual, and RSC Affiliated Businesses, LLC (“RSC”), a Louisiana limited liability company. Mr. Chambers is the Chief Executive Officer, Chairman, and a director of the Issuer and RSC is engaged in the business of investing.

Mr. Chambers has 75% ownership of RSC. Pamela Miller (life partner of Mr. Chambers), has the remaining 25% ownership of RSC. Due to his relationship to RSC, Mr. Chambers may be deemed to have shared voting and investment power with respect to the shares of Common Stock beneficially owned by RSC. As such, Mr. Chambers may be deemed to have shared beneficial ownership over such shares of Common Stock. Mr. Chambers, however, disclaims beneficial ownership of such shares of Common Stock except to the extent of his pecuniary interest therein.

The principal business address of Mr. Chambers and RSC is 3029 2nd Avenue South, Birmingham, Alabama 35233.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or, (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On February 12, 2009, the Issuer entered into and closed a reverse acquisition agreement with Confederate Motor Company, Inc. (“CMC”), a Louisiana corporation. On the closing date, the stockholders of CMC exchanged all of the outstanding securities of CMC for 8,895,000 shares of Common Stock of the Issuer. RSC received 2,633,220 shares of the Issuer’s Common Stock in the transaction, which exceeded five percent of the outstanding shares of the Issuer.

On May 31, 2013, the Issuer completed a nonpublic offering of its Common Stock commenced on or about February 22, 2013. In the offering, Mr. Chambers purchased 1,680,000 shares of Common Stock for cancellation of $210,000 in debt owed to him by the Issuer for a portion of his unpaid wages. Although the shares of Common Stock have been earned by Mr. Chambers, the certificates have not been issued.

On July 31, 2013, the Issuer offered for sale 6,234,412 shares of common stock at $0.1604 per share for gross proceeds of $1,000,000 (the “Offering”). The Issuer received a subscription commitment from Optimum Solution PTE. LTD (“Optimum”) for 6,234,412 shares. On October 10, 2014, the Issuer received the remaining $250,000 from Optimum and issued the remaining 3,117,206 shares to Optimum.

On March 30, 2014, the Board of Directors of the Issuer appointed Arun Pandey to serve as a class I director of the (subject to his acceptance) and, on July 11, 2014, Mr. Pandey accepted the appointment. In connection with the Offering, so long as Optimum beneficially owns at least 25% of the shares purchased in the Offering, Optimum will have the right to designate to the Board of Directors or Nominating Committee, as applicable, one person to be nominated for election as a director at the next annual meeting or special meeting in lieu of annual meeting, at which directors are to be elected. The Board will nominate such person proposed by Optimum for election as a director, unless the Board obtains a legal opinion that nominating such person would result in a breach of the Board’s fiduciary duties. Upon receipt of the remaining $250,000 subscription amount from Optimum, Mr. Chambers furnished an irrevocable proxy to Optimum to vote his shares for the election of Optimum’s nominee and Optimum furnished to Mr. Chambers an irrevocable proxy for Mr. Chambers to elect the remaining slate of directors.

Upon the completion of the Offering, the Issuer issued 2,090,000 shares to Mr. Chambers, for $236,250 in unpaid salary, a 2.5 year extension of his employment agreement, and past director fees.

ITEM 4. PURPOSE OF TRANSACTION.

The purposes of the transactions described in response to Item 3 above were to effectuate the reverse acquisition of the Issuer by Confederate Motor Company, Inc., a Louisiana corporation (“CMC”) and to satisfy a debt owed to Mr. Chambers for past due salary and bonuses. As a result of the reverse acquisition, Mr. Chambers assumed control of the board of directors and management of the Issuer. The prior business of the Issuer was discontinued and the business of the Issuer thereafter was the business conducted by CMC.

Except to the extent provided in this Schedule 13D and as disclosed above, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)                 As of November 14, 2014, the Issuer had 25,629,556 shares of Common Stock issued and outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2014. After the consummation of the transactions described in Item 3 above, (i) Mr. Chambers beneficially owns 6,403,220 shares of Common Stock (consisting of 3,770,000 shares beneficially owned by Mr. Chambers and 2,633,220 shares beneficially owned by RSC), which constitutes beneficial ownership of approximately 23.45% of the outstanding shares; and (ii) RSC beneficially owns 2,633,220 shares of Common Stock which constitutes approximately 9.64% of the outstanding shares.

(b)                 Mr. Chambers has 75% ownership of RSC. Pamela Miller (life partner of Mr. Chambers), has the remaining 25% ownership of RSC and, as such, he has shared voting and dispositive power with RSC.

(c)                 The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days, except as set forth in response to Item 3 above.

(d)                 The Reporting Persons have the shared right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock they own as provided herein.

(e)                 Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Issuer has entered into an employment agreement with Mr. Chambers with an effective date of February 15, 2012. The term of the employment agreement is five years. The term will automatically extend in one-year increments unless the Issuer notifies Mr. Chambers in that year that his employment agreement will not be extended. The employment agreement provides for annual base salary of $180,000 and a guaranteed 25% bonus. The annual base salary will be reviewed each year by the Issuer’s board of directors (or compensation committee, if applicable), but cannot be decreased from the amount in effect in the previous year. The employment agreement also makes Mr. Chambers eligible for annual bonuses determined by the Issuer’s board of directors (or compensation committee, if applicable). The employment agreement also provides that Mr. Chambers is eligible to participate in the Issuer’s equity incentive plans and other employee benefit programs. The employment agreement imposes on Mr. Chambers post-termination non-competition, non-solicitation and confidentiality obligations. Under the agreement, Mr. Chambers has agreed not to compete with the Issuer in the United States, subject to certain limited exceptions, for a period of two years after termination of his employment (provided that the agreement is terminated other than for good reason by the officer or without cause by the Issuer). Mr. Chambers has further agreed, for a period of three years after termination of his employment, to refrain from inducing, or attempting to induce, any of the Issuer’s customers or employees to curtail or terminate their relationship or employment with the Issuer, as applicable. Mr. Chambers also agrees to maintain the confidentiality of all confidential or proprietary information of the Issuer, and assign any inventions to the Issuer that he acquired or developed during his relationship with the Issuer. The employment agreement provides for payments and benefits upon termination of employment in addition to those previously accrued. If Mr. Chambers is terminated due to death or disability, he will receive (in addition to items previously accrued):

•	instead of a bonus (other than accrued and unpaid guaranteed bonus) for that year, a lump sum cash payment equal to the average annual bonus in recent years (calculated as described below), prorated to reflect the part of the year completed before termination; and
•	in case of disability, continued health, medical and life insurance coverage until age 65.

If the Issuer terminates Mr. Chambers’ employment without cause, including after a change in control, or if he terminates employment for good reason, he will receive (in addition to items previously accrued):

•	a lump sum cash payment equal to (1) the sum of his then-current annual base salary, plus his then-current guaranteed cash bonus, plus the average annual bonus in recent years (calculated as described below), multiplied by 3;
•	instead of a bonus (other than accrued and unpaid guaranteed bonus) for that year, a lump sum cash payment equal to his average annual bonus in recent years (calculated as described below), which, unless the termination occurs within the period beginning on the date of a change in control and ending two years after a change in control, will be prorated to reflect the part of the year completed before termination; and
•	continued health, medical and life insurance coverage for one year.

In each case, the average annual bonus in recent years is calculated by using the most recent (up to three) calendar years in which Mr. Chambers worked for the Issuer for the entire year. If Mr. Chambers was not eligible for, or did not receive, a bonus during any of those years, then the Issuer deems the average annual bonus to be equal to the target annual bonus for the year of termination. When calculating the average annual bonus, any guaranteed cash bonus is disregarded. If payments under the employment agreement are subject to the golden parachute excise tax, the Issuer must pay an additional gross-up amount so that his after-tax benefits are the same as if no excise tax had applied. The employment agreement dated February 15, 2012, with Mr. Chambers was amended to extend the term of the employment for an additional two years. As a bonus for extending the term of the employment agreement Mr. Chambers will be issued 200,000 fully-vested shares pursuant to the Issuer’s 2008 Incentive Plan, provided that the Issuer receives equity financing of at least $1,000,000 pursuant to the July 2013 private offering or upon collection of the remaining subscriptions for the May 2013 private offering.

In connection with the Offering, as described above, so long as Optimum beneficially owns at least 25% of the shares purchased in the Offering, Optimum will have the right to designate to the Board of Directors or Nominating Committee, as applicable, one person to be nominated for election as a director at the next annual meeting or special meeting in lieu of annual meeting, at which directors are to be elected. The Board will nominate such person proposed by Optimum for election as a director, unless the Board obtains a legal opinion that nominating such person would result in a breach of the Board’s fiduciary duties. Upon receipt of the remaining $250,000 subscription amount from Optimum, Mr. Chambers furnished an irrevocable proxy to Optimum to vote his shares for the election of Optimum’s nominee and Optimum furnished to Mr. Chambers an irrevocable proxy for Mr. Chambers to elect the remaining slate of directors.

See Items 2, 3, and 5.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

	Incorporated by Reference
Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
Employment Agreement with H. Matthew Chambers	8-K	000-52500	10.2	2/12/09
Employment Agreement with H. Matthew Chambers effective February 15, 2012	10-K	000-52500	3.1	4/16/13
Irrevocable Proxy granted by Optimum Solutions Pte Ltd to H. Matthew Chambers effective October 10, 2014					X
Irrevocable Proxy granted by H. Matthew Chambers to Optimum Solutions Pte Ltd effective October 10, 2014					X

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2014	/s/ H. Matthew Chambers
H. Matthew Chambers

RSC Affiliated Businesses, LLC

Dated: December 16, 2014	By:	/s/ H. Matthew Chambers
H. Matthew Chambers, CEO